Via Facsimile and U.S. Mail
Mail Stop 6010

March 19, 2008

Ms. Mary Kay Fenton
Chief Financial Officer
Achillion Pharmaceuticals, Inc.
300 George Street
New Haven, CT 06511

**Re:** **Achillion Pharmaceuticals, Inc.**
**Form 10-K for the Fiscal Year Ended December 31, 2006**
**Filed on March 29, 2007**
**File No. 1-33095**

**Dear Ms. Fenton:**

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief